Mail Stop 6010

September 27, 2005

Mr. Henry R. Mandell
Chief Executive Officer/Chief Financial Officer
Spatializer Audio Laboratories, Inc.
2025 Gateway Place, Suite 365
San Jose, California 95110

     Re: `Spatializer Audio Laboratories, Inc.
  Form 10-K for the year ended December 31, 2004
     Filed March 30, 2005
  File No. 000-26460

Dear Mr. Mandell:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

     Sincerely,

     Martin F. James
     Senior Assistant Chief
Accountant